U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

Commission File Number 0-7752

NOTIFICATION OF LATE FILING

(Check One):  [x] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and form 10-QSB  [ ] Form N-SAR
For Period Ended:  December 31, 1997
[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:  ____________________________________________

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information
Full name of registrant   Continental Real Estate Partners, Ltd.
Former name if applicable
	N/A
Address of principal executive office (Street and number)
	Wood Ridge Road
City, State and Zip Code  Glen Arbor, MI  49636

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)  The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

Part III - Narrative
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

An event occurred subsequent to year-end that could have a significant effect on the partnership's future operations. Negotiations are pending and it will be determined shortly as to whether the contemplated transaction will occur.

Part IV - Other Information
	(1)	Name and telephone number of person to contact in regard to this
notification       Mary Krantz       (616)         946-1722
                     (Name)        (Area Code)    (Telephone number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
				  [X]  Yes     [ ]  No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		[ ]  Yes       [X]  No
	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  _____________________________________________________________________
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 25, 1998       By    Robert A. Kuras